August 9, 2016

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

VIA EDGAR AND HAND DELIVERY

Ms. Kathleen Collins, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 29, 2016

File No. 000-28018

Dear Ms. Collins:

We received your letter dated July 12, 2016 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to your comments are set forth below. For the convenience of the Staff, the comments from the Letter are restated in italics prior to our responses. References to “we,” “our,” “Yahoo” and the “Company” refer to Yahoo! Inc. and its consolidated subsidiaries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 78

1.

In your response to prior comment 3 you refer to “changes in the revenue growth rate and outlook for Tumblr.” Please provide us with the quarterly revenues for 2015. Tell us how the revenue growth rates compare to those used in your October 2015 goodwill impairment analysis. Please explain any significant difference between the assumed growth rates and the actual historical results, and any significant increase in the assumed revenue growth rates. Also, tell us how the actual operating results (i.e., revenues, operating margins, etc.) compare to the forecast to date in fiscal 2016. Explain how the forecasts were developed and how they relate to market participant assumptions. To the extent you have revised the forecasted amounts, tell us what impact, if any, this had on your goodwill impairment analysis for the Tumblr reporting unit.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We note the Staff’s comments and supplementally advise the Staff of the following:

2015 Tumblr Reporting Unit Quarterly Revenues

The below table provides a summary of the quarterly revenues for 2015 for the Tumblr reporting unit.

[***]

Market Participant Assumptions

We developed the forecasts used in the valuation of Tumblr per ASC 820, Fair Value Measurement. Consistent with ASC 820, when identifying market participants for purposes of measuring the fair value of nonfinancial assets and liabilities, the reporting entity determines the most likely market participants (aka buyers). As Yahoo acquired the reporting entity (Tumblr), we determined it was reasonable to consider Yahoo as a market participant for this exercise. Given that Yahoo prepared the forecasts for Tumblr (similar to the way Yahoo prepared forecasts to support the acquisition of Tumblr), we determined it was reasonable to consider the forecasts to be market participant based. In addition, we compared the growth rates and operating margins forecasted for Tumblr to other market participants for reasonableness.

June 30, 2016 Tumblr Reporting Unit Performance Update

[***]

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

As discussed in our June 30, 2016 Form 10-Q, the Tumblr reporting unit failed ASC 350, Intangibles – Goodwill and Other Step 1 of the two-step quantitative test. Therefore, the second step of the quantitative test was performed, which resulted in a non-cash goodwill impairment charge of $395 million.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

2.

You also state that you were unable to identify any alternate companies that you believed could be used as comparable companies under the market approach. Please describe for us how you arrived at the discount rate assumption used for the income approach.

We note the Staff’s comments and supplementally advise the Staff of the following:

The following outlines the factors we applied considering market participant-based rates in calculating the discount rate for the Tumblr reporting unit. While certain peer company data was used in determining the discount rate based on common capital structures, interest rate for debt, and tax rates, these companies were not considered representative for a market approach valuation since their operating performance far exceeded Tumblr’s historical financial results. As illustrated below, we calculated and used a 15% discount rate:

[***]

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

3.

In response to prior comment 4 you state that to the extent the reporting unit’s actual results differ significantly from the assumptions used in the impairment analysis, you will include a discussion in future filings. Please tell us the revised disclosures, if any, you intend to include in your June 30, 2016 Form 10-Q.

We note the Staff’s comments and supplementally advise the Staff of the following:

As indicated in the June 30, 2016 Quarterly Report on Form 10-Q, we determined that there were indicators present to suggest that it was more likely than not that the fair value of the Tumblr reporting unit was less than its carrying amount. The excess of the carrying value of goodwill over its implied fair value was $395 million. We recorded a $395 million goodwill impairment charge during the three months ended June 30, 2016. The remaining goodwill related to the Tumblr reporting unit as of June 30, 2016 was $124 million. In addition, during the three months ended June 30, 2016, we reviewed our Tumblr asset group per ASC 360, Property, Plant, and Equipment for impairment as there were events and changes in circumstances that indicated that the carrying value of the long-lived assets may not be recoverable. As a result, we performed a quantitative test comparing the fair value of the Tumblr long-lived assets with the carrying amounts and recorded an impairment charge of $87 million associated with the Tumblr definite-lived intangible assets. [***] Please see our June 30, 2016 Quarterly Report on Form 10-Q for additional disclosures.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this Letter.

Respectfully submitted,

Yahoo! Inc.

/s/ KEN GOLDMAN
By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Joyce Sweeney, Staff Accountant, U.S. Securities and Exchange Commission

Mitchell Austin, Staff Attorney, U.S. Securities and Exchange Commission

Barbara C. Jacobs, Assistant Director, U.S. Securities and Exchange Commission

Alexi Wellman, Vice President, Accounting and Reporting, Yahoo! Inc.

Ronald S. Bell, General Counsel and Secretary, Yahoo! Inc.

Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,

Deputy General Counsel, Yahoo! Inc.

Robert Plesnarski, O’Melveny & Myers LLP